

Mail Stop 3561

November 24, 2008

Mr. Donald K. Bell
President
Belltower Entertainment Corp.
401 Wilshire Boulevard, Suite 1065
Santa Monica, California 90401

> **Re:** **Belltower Entertainment Corp.**
> **Item 4.01 8-K Filed September 15, 2008**
> **File No. 000-52861**

Dear Mr. Bell:

We have reviewed your filing and have the following comments. We have limited our review to the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 8-K Filed September 15, 2008

1. Please change the Item Tag from Item 5.01 to Item 4.01 as the report relates to a change in your certifying accountant.

2. Please revise your disclosure in the first paragraph in (a) to specifically state whether you dismissed Schumacher on September 12, 2008 or whether Schumacher resigned or declined to stand for re-election. Refer to Item 304(a)(1)(i) of Regulation S-K.

3. Please revise your disclosure in the second paragraph in (a) to state whether Schumacher's report on the financial statements for either of the past two years

contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

4. Please revise your disclosure in the second paragraph in (a) regarding the period during which you had no disagreements with your former accountant. This period should include the two most recent years and any subsequent interim period preceding the resignation, declination or dismissal of Schumacher on September 12, 2008. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

5. We note your disclosure in the first paragraph in (a) that the decision to end the engagement of Schumacher was approved by the Board of Directors. Since we view the dismissal and the engagement of new accountants as two separate events, please revise to specifically state whether the decision to change accountants was recommended or approved by the board of directors or any audit or similar committee of the board of directors. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

6. Please clarify your disclosure in the third paragraph in (a) that you requested Schumacher to furnish a letter stating whether it or not agrees with statements made in the filing in response to Item 304(a) of Regulation S-K.

7. Please note that you are required to file an updated letter from Schumacher stating whether the firm agrees with the statements made in an amended filing and, if not, stating the respects in which the firm does not agree. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

               Sincerely,

               Ta Tanisha Meadows
               Staff Accountant